To the Board of Trustees of
The Huntington Fund:


We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that The Huntington Funds (the Funds) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of March 31, 2001 and for the period from December 31, 2000 (the date of the last examination) through March 31, 2001. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 31, 2001, and with respect to agreement of security purchases and sales, for the period from December 31, 2000 through March 31, 2001:

     1. Confirmation of all securities held as of March 31, 2001 by institutions in book entry form by the Federal Reserve Bank, Depository Trust Corporation, and Bank of New York, without prior notice to management;

     2. Verification of all securities purchased/sold but not received/delivered and securities in transit as of March 31, 2001 via examination of underlying trade ticket or broker confirmation;

     3. Reconciliation of all such securities to the books and records of the Funds and Huntington National Bank (Huntington);

     4. Confirmation of all repurchase agreements as of March 31, 2001 with brokers/banks and agreement of underlying collateral with Huntington's records; and

     5. Agreement of ten selected security purchases and ten selected security sales from the books and records of the Funds to trade tickets or broker confirmations during the period from December 31, 2000 through March 31, 2001.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.
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                                        2



In our opinion, management's assertion that the Funds were in compliance with the above mentioned provisions of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2001 and for the period from December 31, 2000 through March 31, 2001 is fairly stated, in all material respects.

This report is intended solely for the information and use of management of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



KPMG LLP

Columbus, Ohio
June 15, 2001
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June 15, 2001



    MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE
                         INVESTMENT COMPANY ACT OF 1940



We, as members of management of the Huntington Funds (the Funds), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with Rule 17f-2 requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of March 31, 2001.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2001 and for the period from December 31, 2000 (date of the last examination) through March 31, 2001, with respect to securities reflected in the investment accounts of the Funds.


Sincerely,


/s/ Richard P. Shea

Rick Shea
Vice President
Trust Operations